EXHIBIT 99.1

POET to Acquire DenseLight Semiconductors

  Immediate Revenue, Large Customer Base and Distribution Channels
  Broadened Product Portfolio in III-V materials to serve the end to end Data Communications Market
  Enhanced Manufacturing and R&D Capabilities
  Expanded Strategic Worldwide Markets

SAN JOSE, Calif., April 28, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that it has signed a definitive agreement (the "Agreement") to acquire all the shares of DenseLight Semiconductors Pte. Ltd. (“DenseLight”), a private designer, manufacturer and provider of photonic sensing and optical light source products.  Upon completion of this transaction which is subject to applicable regulatory reviews and approvals, including approval of the TSX Venture Exchange, POET will own 100% of DenseLight and its global photonics business and assets, including fabrication facility, intellectual property and technologies.

DenseLight, a Singapore-based privately held photonics company, designs, manufactures, and delivers leading photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries.  DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.  The company is recognized worldwide for its technological innovations in high performance semiconductor infrared super-luminescent light sources and lasers, with a proven track record in deployed applications.

This revenue accretive acquisition of DenseLight will provide POET with a fab infrastructure for future product development, access to product sales and channel distribution networks and a broader product portfolio of photonic products.  Collectively this will enable POET to better service the end to end Data Communications market.  Additionally, POET expects to gain intellectual property and know how that will enhance its presence in the fast growing Telecom Access Network markets for Passive Optical Networks (PON) and in other markets complementary to Data Communications.

POET intends to continue and expand the operation of DenseLight's existing manufacturing facilities in Singapore. DenseLight’s operations had generated revenues of US$2.6 Million in 2015 with a consistent gross profit in excess of 40% in each of the 3 previous years.  POET anticipates that DenseLight as a division will achieve positive net income by fiscal 2017.  This strategic acquisition will result in many ancillary benefits to the combined company.  DenseLight's test and reliability capabilities will be particularly valuable in accelerating New Product Introduction (NPI).  Additionally, POET expects to benefit from access to DenseLight's proven and seasoned engineers and other employees.  DenseLight’s location will substantially increase supply chain efficiencies as current suppliers are located within the same geographic zone, facilitating ease of communication, interaction and real time testing on future and current product development. POET is also benefiting from the fruits of an investment in excess of (S) $50 Million that has been made to date by the DenseLight shareholders to enhance the company’s core competencies.  While DenseLight is a strategic acquisition, the Company is also engaged in advanced stages of other avenues that it expects will accelerate the path to revenue over the next 12 months and further POET’s monetization strategy.

"The acquisition of DenseLight Semiconductor reflects a new chapter in our history, and serves as a significant step in realizing the promise of our product roadmap and strategic plan we established in September 2015,” said Dr. Suresh Venkatesan, POET’s Chief Executive Officer. “This synergistic combination can provide our customers a broader range of differentiated photonics technologies.  The resulting enhancement of our design, test and packaging capabilities also promises to optimize time-to-revenue for our customers.  POET now has a larger product portfolio to enhance our mission of enabling integrated photonic products for our expanded end markets.”

“DenseLight is tailor-made to solidify POET's goal of attaining a leadership position in III-V integrated opto-electronics technology development and manufacturing,” said Jerry Rodrigues, Chairman and Chief Executive Officer of DenseLight Semiconductors.  “We at DenseLight are delighted to be an integral part of the POET family and to play a strategic role in the Company’s growth plans in the rapidly developing III-V integrated opto-electronics market and particularly the exciting application demands for the Internet of Things (IOT). We are excited by the opportunities ahead of us and look forward to working closely with POET management to return stronger financial results and meaningful shareholder value."

Terms and Structure of the Transaction

POET is executing this acquisition via a combination of stock and cash - a significant portion of the cash will be used to repay DenseLight’s outstanding debt and other liabilities. The amounts to be paid are subject to customary adjustments.  POET expects to fund the purchase price of the acquisition with its cash on hand.

The DenseLight shareholders will be issued at the Closing, a number of shares of common stock (the "POET Shares") representing ten and one-half million dollars (U.S.) ($10,500,000) in value based on a deemed price for such POET Shares of the U.S. equivalent of one Canadian dollar (CDN$1).  In addition, additional POET Shares representing one million dollars (U.S.) ($1,000,000) based on the same equivalent share price will be issued to the DenseLight shareholders in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

All salaries, fees or debts of any kind owing by DenseLight to management shareholders and accrued or incurred prior to 2016, and past due obligations owed to current and past DenseLight employees, will be surrendered and cancelled at the Closing. In return, it is anticipated that, on an operational basis, the current and past employees will receive POET shares and cash on a settled basis. The sum total of POET Shares issued to cover debt will be the equivalent of about (S) $ 2,537,368 in addition to about (S) $1,689,353 in cash to be paid over a 9 month period.  At the time of the closing of the transaction ("Closing"), DenseLight shall have no outstanding indebtedness on its balance sheet.

The issuance of the POET Shares must be in compliance with all United States and Canada Federal and State or Provincial securities laws and regulations, and the rules of the TSX Venture Exchange. The POET Shares will be restricted and subject to resale restrictions as established by the TSX Venture Exchange and U.S. Securities laws, including shares issued to non-management shareholders of DenseLight in satisfaction of outstanding indebtedness.  All management shareholders of DenseLight shall agree not to sell, transfer, pledge or otherwise dispose of the POET Shares for a period of six months, at which time such shareholders may each sell up to 25% of the POET Shares received by them. Management Shareholders may sell an additional 25% of the POET Shares received by them after twelve months.  Thereafter, all management shareholders shall be able to sell the remaining shares after 24 months from Closing.  All non-management shareholders of DenseLight shall agree not to sell, transfer, pledge or otherwise dispose of the POET Shares received by them for six months, at which time such shareholders may sell up to 25% of the POET Shares received by them.  Thereafter, such non-management shareholders may sell the remaining shares after 12 months from Closing.

POET Investor Town Hall Meeting in Toronto, Canada

Closing of the transaction is expected to be on or before May 10, 2016, subject to fulfillment of all conditions in the Agreement.

Following Closing, we will hold a live Town Hall Meeting for our shareholders, stakeholders and Analysts in Toronto to explain the strategic vision behind the acquisition and provide details on the integration of this transaction into the POET roadmap.  It is anticipated that the Town Hall Meeting will be held on May 16, 2016. Further details will be announced when confirmed.

About DenseLight Semiconductors

DenseLight is a Singapore-based privately held photonics company. It designs, manufactures, and delivers leading photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes Indium Phosphide (InP) and Gallium Arsenide (GaAs) based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.  The company is recognized worldwide for its technological innovations in high performance semiconductor infrared superluminescent light sources and lasers, with a proven track record in deployed applications.  More information may be obtained at www.denselight.com.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information may be obtained at www.poet-technologies.com.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations that it will gain intellectual property and know how that will enhance its presence in the fast growing Telecom Access Network markets for Passive Optical Networks (PON) and in other markets complementary to Data Communications. Such statements also include POET's expectations regarding the closing of the transaction, and POET's intentions regarding the continued operation and expenses of DenseLight’s existing manufacturing operations and facilities in Singapore and the benefits from DenseLight’s proven and seasoned engineers and other employees. Finally such statements also include managements expressed expectations regarding the operational results and achievements which may be realized as a result of this combination, the anticipation that DenseLight as a division will achieve profitability by fiscal 2017, the expectation that this strategic acquisition will result in many ancillary benefits to the combined company,  the expectation that this transaction will accelerate the path to revenue and monetization of POET within the next 12 months, and the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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